# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xos, Inc., CIK 0001819493
CUSIP: 98423B306
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3550 Tyburn Street, Los Angeles, California (CA), 90065
Date of event which requires filing of this statement: 05/08/2026
Amends the filing with accession number 0001213900-22-049693
Filed by CIK 0001878366
Persons authorized to receive notices and communications: Aljomaih Automotive Co., c/o Xos, Inc., 3550 Tyburn Street, Los Angeles, California (CA), 90065, 818-316-1890

## Reporting persons
- Aljomaih Automotive Co. (CIK 0001878366): type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 3,738,303; sole dispositive power 0; shared dispositive power 3,738,303; aggregate amount beneficially owned 3,738,303 (28% of the class)
  Comment: (1) [Line 2(b)] This Schedule 13D/A is filed by Aljomaih Automotive Co. ("Aljomaih") and Aljomaih Holding Co. ("Holding Co") (Aljomaih and Holding Co are herein collectively referred to as the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D/A.
  (2) [Lines 8, 10 & 11] Consists of (i) 2,446,637 shares of Common Stock held directly by Aljomaih, and (ii) 1,291,666 shares of Common Stock that Aljomaih has the right to acquire upon conversion of $15.5 million principal amount of Convertible Promissory Note (the "Note") outstanding on May 11, 2026. Does not include shares of Common Stock issuable as payment of interest accrued on the Note since August 11, 2025 (at a rate of 10% per annum), which may be converted into Interest Shares at the 10-day VWAP (as defined in the Note) on the date of payment, subject to certain restrictions.
  (3) [Line 13] Based on approximately 13,347,877 outstanding shares of Common Stock, consisting of (i) 12,056,211 shares of Common Stock outstanding as of April 24, 2026 as reported on the Company's Proxy Statement for its 2026 Annual Meeting (the "Proxy"); and (ii) an additional 1,291,666 shares of Common Stock that Aljomaih has the right to acquire upon conversion of the Note as of May 11, 2026.
- Aljomaih Holding Co.: type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 3,738,303; sole dispositive power 0; shared dispositive power 3,738,303; aggregate amount beneficially owned 3,738,303 (28% of the class)
  Comment: (1) [Line 2(b)] This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D/A.
  (2) [Lines 8, 10 & 11] Consists of (i) 2,446,637 shares of Common Stock held by Aljomaih, and (ii) 1,291,666 shares of Common Stock that Aljomaih has the right to acquire upon conversion of $15.5 million principal amount of Note outstanding on May 11, 2026. Does not include shares of Common Stock issuable as payment of interest accrued on the Note since August 11, 2025 (at a rate of 10% per annum), which may be converted into Interest Shares at the 10-day VWAP on the date of payment, subject to certain restrictions.
  (3) [Line 13] Based on approximately 13,347,877 outstanding shares of Common Stock, consisting of (i) 12,056,211 shares of Common Stock outstanding as of April 24, 2026 as reported in the Proxy; and (ii) an additional 1,291,666 shares of Common Stock that Aljomaih has the right to acquire upon conversion of the Note as of May 11, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Xos, Inc.
Address of issuer's principal executive offices: 3550 Tyburn Street, Los Angeles, California (CA), 90065
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Statement of Beneficial Ownership on Schedule 13D initially filed by the Reporting Persons with the SEC on August 19, 2022 (as it may be amended and supplemented from time to time, the "Schedule 13D") with respect to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Xos, Inc., a Delaware corporation (the "Issuer"). Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings previously defined in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The persons and entities filing this statement are Aljomaih Automotive Co. ("Aljomaih") and Aljomaih Holding Co. ("Holding Co.") (collectively referred to as the "Reporting Persons").
Residence or business address: The business address of each of the Reporting Persons is P.O. Box 224, Dammam Postal Code 31411, Saudi Arabia.
Present principal occupation or employment: The principal business of the Reporting Persons is operating a conglomerate in Saudi Arabia with interests in diversified industries, including automotive.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship for each of the Reporting Persons is the Kingdom of Saudi Arabia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons beneficially own 3,738,303 shares of Common Stock as reflected in this Amendment No. 3.

The consideration used to acquire beneficial ownership of 643,375 shares of Common Stock consisted of securities of Xos, Inc. (now known as Xos Fleet, Inc.) ("Legacy Xos"). The Reporting Persons acquired such shares of Common Stock pursuant to the Agreement and Plan of Merger, dated as of February 21, 2021, as amended on May 14, 2021 (the "Agreement"), by and among NextGen Acquisition Corporation ("Acquiror"), Sky Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Acquiror ("Merger Sub") and Legacy Xos, pursuant to which Merger Sub merged (the "Merger") with and into Legacy Xos, whereupon the separate existence of Merger Sub ceased and Xos became the surviving company and continued in existence as a subsidiary of Acquiror, which subsequently changed its name to Xos, Inc. The Reporting Persons used personal funds in order to acquire the securities of Legacy Xos.

Aljomaih purchased a convertible promissory note in the original principal amount of $20,000,000 (the "Note") for $20,000,000 cash pursuant to a note purchase agreement (the "Note Purchase Agreement") between the Issuer and Aljomaih. The Note provides a conversion right, in which Aljomaih may, on or after November 9, 2022, elect to convert the outstanding principal amount of the Note by providing written notice to the Issuer. The conversion price for the Note was initially equal to $71.451 per share (as adjusted for the Issuer's one-for-thirty reverse stock split effected December 6, 2023), subject to adjustment in certain events pursuant to the terms of the Note. Aljomaih used personal funds in order to acquire the Note.

On August 8, 2025, the Issuer and Aljomaih entered into Amendment No. 1 to Note Purchase Agreement and a Second Amended and Restated Convertible Promissory Note (collectively, the "2025 Amendments"). Pursuant to the terms of the Note, as amended, on August 25, 2025, the Issuer issued 1,803,262 shares of Common Stock (the "Interest Shares") to Aljomaih in payment of approximately $6.0 million of interest accrued on the Note through August 11, 2025. The 2025 Amendments also changed the schedule for repayment of principal amounts of the Note. Rather than being due all at once on August 11, 2025, principal payments are now spread over ten quarterly installments beginning November 11, 2025 and ending February 11, 2028. The first four such installments are $1.5 million, the fifth through eighth installments are $2.0 million and the final two installments are $3.0 million each; provided that such installments may be increased in the event certain financing activities result in proceeds to the Issuer in excess of four times the aggregate amount of Note principal payments otherwise required on or prior to any installment date.

The 2025 Amendments also extended the term of Aljomaih's right of first offer with respect to distribution of the Issuer's products and services in the Middle East until the later of February 11, 2028 and full repayment of the Note.

The foregoing description of the 2025 Amendments is qualified in its entirety by reference to the actual 2025 Amendments, copies of which were filed as Exhibits 10.4 and 10.5 to the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2025, and incorporated herein by reference.

On August 14, 2025, the Issuer and Aljomaih executed a letter agreement (the "Letter"), effective as of the date of the 2025 Amendments, which clarified certain provisions in the Note and imposed limitations on the issuance of Interest Shares. The Letter provides that, under certain circumstances, the aggregate number of Interest Shares deliverable or previously delivered upon any interest payments under the Note plus the number of shares of Common Stock that may be issued or were previously issued in respect of conversion of principal or any other portion of the Note, shall not exceed 1,737,247 shares of Common Stock (subject to adjustment) (the "Limit"), which was 19.99% of the outstanding shares of the Common Stock on August 8, 2025, immediately prior to the 2025 Amendments. Any interest amounts payable in excess of the amount payable with Interest Shares, shall instead be payable within five business days of the earlier of (x) August 11, 2026 and (y) the date the Issuer receives stockholder approval to issue more than the Limit in respect of conversion of the Note, as amended.

The foregoing description of the Letter is qualified in its entirety by reference to the actual Letter, a copy of which is filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 14, 2025, and incorporated herein by reference.

On May 8, 2026, the Issuer and Aljomaih entered into a Third Amended and Restated Convertible Promissory Note (the "2026 Amendment"). The 2026 Amendment altered the Note to reduce the conversion price from $71.451 per share (as adjusted for the 1-for-30 reverse stock split effected on December 6, 2023) to $12.00 per share. The 2026 Amendment also adds a mandatory conversion feature to the Note pursuant to which the Issuer may compel the conversion of the Note if the Daily VWAP (as defined in the Note) of the Common Stock exceeds $16.00 per share (subject to adjustment) for at least twenty out of thirty consecutive trading days. The $15,500,000 principal amount of the Note outstanding on May 11, 2026 is convertible into an aggregate of 1,291,666 shares of Common Stock as of such date.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information provided in Item 3 of this Amendment No. 3 is incorporated herein by reference.

The Reporting Persons may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of shares of Common Stock by each of the Reporting Persons set forth in Rows 7 through 11 and 13 of the cover pages hereto, and the footnotes referencing such Rows, is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of shares of Common Stock by each of the Reporting Persons set forth in Rows 7 through 11 and 13 of the cover pages hereto is incorporated herein by reference
Transactions in the class effected during the past sixty days:
Except as as set forth in Item 4 hereof and the scheduled repayment of principal amounts of the Note, the Reporting Persons have not affected any transactions in the Common Stock in the 60 days preceding the date of this Amendment No. 3.

The information in Items 3, 4 and 6 hereof is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement was previously attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The information set forth in Item 3 of this Amendment No. 3 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement. Incorporated by reference to Exhibit 3 to Amendment No. 1 to this Schedule 13D, filed with the SEC on November 16, 2022.
99.2 Third Amended and Restated Convertible Promissory Note, dated as of May 8, 2026, by and among Xos, Inc. and Aljomaih Automotive Co. Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on May 13, 2026.

## Signatures
- Aljomaih Automotive Co.: /s/ Ibrahim M. Aljomaih, Ibrahim M. Aljomaih, President and Director (05/13/2026)
- Aljomaih Holding Co.: /s/ Ibrahim M. Aljomaih, Ibrahim M. Aljomaih, President and Director (05/13/2026)